SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Extraordinary General Meeting of Shareholders of Kookmin Bank

On October 16, 2008, the board of directors of Kookmin Bank resolved to convene an extraordinary general meeting of shareholders on the same day. The agendum for such meeting was the appointment of Mr. Byung Kun Oh as a non-executive director.

The agendum was approved and ratified as originally proposed at the extraordinary general meeting of shareholders, which was duly held on October 16, 2008.

Details regarding newly appointed non-executive director

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Byung Kun Oh (Newly appointed) (1953/01/06)	Deputy President & CHRO, KB Financial Group Inc.	• Head of Gyeongsu Regional Head Office, Kookmin Bank • Head of Namseoul Regional Head Office, Kookmin Bank • Senior Executive Vice President & Head of the Credit Group, Kookmin Bank	• B.A. in Business Administration, Cheongju Univ.	Republic of Korea	1 yr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 16, 2008	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO